UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number 000-17729

FEC RESOURCES INC.
(Translation of registrant’s name into English)

Suite 2300, Bentall 5
550 Burrard Street
Vancouver, British Columbia
Canada V6C 2B5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F ☐   Form 20-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Exhibits

Exhibit 1	Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine month periods ended September 30, 2021 of FEC Resources Inc.

Exhibit 2	Unaudited condensed financial statements of FEC Resources Inc. for the three and nine month periods ended September 30, 2021 of FEC Resources Inc.

Exhibit 3	Certification of September 30, 2021 quarterly filings – CEO

Exhibit 4	Certification of September 30, 2021 quarterly filings – CFO

Exhibit 5	Press Release - November 10, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FEC Resources Inc.
(Registrant)
Date: November 30, 2021
By: /s/ Daniel Carlos
Daniel Carlos
President and Chief Executive Officer

Exhibit 1

FEC RESOURCES INC. (“FEC” or the “Company”)
MANAGEMENT DISCUSSION AND ANALYSIS
OF FINANCIAL POSITION AND RESULTS OF OPERATIONS
FOR THE QUARTER ENDED SEPTEMBER 30, 2021
(all funds in US dollars unless otherwise stated)
  THE FOLLOWING MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”) IS PROVIDED AS OF NOVEMBER 26, 2021 AND SHOULD BE READ IN CONJUNCTION WITH THE CONDENSED UNAUDITED INTERIM FINANCIAL STATEMENTS AND NOTES FOR THE PERIOD ENDED SEPTEMBER 30, 2021 AND THE AUDITED FINANCIAL STATEMENTS AND NOTES FOR THE YEAR ENDED DECEMBER 31, 2020.  THOSE FINANCIAL STATEMENTS HAVE BEEN PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) AS ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD (“IASB”).
 Forward-Looking Statements
Certain statements in this MD&A, including statements regarding the Company’s current funds on hand being able to secure the Company for the foreseeable future, and the Company’s ability to raise new money by way of loans or the issuance of new shares to meet its working capital needs and future plans and objectives of the Company are forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements. Material risk factors that could cause actual results to differ materially from the forward-looking information include unforeseen expenses which the Company may incur and which expenses could cause current funds on hand to not be adequate to secure the Company for the foreseeable future, or arrange debt or equity financing if required to meet working capital needs and other risks and uncertainties as disclosed under the heading “Risk Factors” herein.  The Company has assumed that it would not be incurring significant expenses in the short term that would exceed its current funds on hand.  The reader is also cautioned that should Forum Energy Limited (“FEL”) find it necessary to raise capital to fund its current and future business, the Company’s interest in FEL may be diluted because the Company may not have the resources to participate if provided the opportunity to do so.  The reader is also cautioned that assumptions used in the preparation of such information, while considered reasonable by the Company at the time, may prove to be incorrect. The Company has no policy for updating forward-looking information beyond the procedures required under applicable securities laws.
 Overall Performance
Forum Energy Limited (“FEL”)
As at September 30, 2021 the Company held 6,117,238 shares (6,117,238 shares at December 31, 2020) representing a 6.80% interest (6.80% at December 31, 2020) of the capital of FEL, a private company, which has participating interests in eleven (11) oil and gas blocks in the Philippines through various subsidiaries.  FEL’s subsidiaries are Forum Energy Philippines Corporation (“FEPC”), Forum (GSEC 101) Limited (“FGL”), and ForumPH SC72 Holdings, Inc. (“ForumPH”).  FEL and the Company are both ultimately under the control of PXP Energy Corporation (“PXP”) and are therefore affiliates.

On April 14, 2020, FEL completed a fund raising of US$2,500,000 which was achieved by FEL issuing new shares at a price of US$0.30 each.

In advance of FEC’s Rights Offering, PXP paid FEC’s share of FEL’s financing thus allowing FEC to maintain its 6.8% interest in FEL at a cost of approximately $170,111.  On July 31, 2020, the date of the closing of the Company’s Rights Offering, FEC settled this amount by issuing 75,605,066 shares to PXP at a price of $0.00225.

The following information related to PXP or FEL has been provided to us by PXP or FEL, as we do not have direct knowledge of such information.

PXP holds a 79.13% controlling interest in FEL, with 72.33% held directly and 6.80% held indirectly through its 78.39% shareholding of the Company.  FEL is a company incorporated under the laws of England and Wales with focus on the Philippines and has: (a) a 70% operating interest in Service Contract (“SC”) 72 Recto Bank, which covers the Sampaguita natural gas discovery in offshore West Palawan, held through FGL; (b) minority interests in the SC 6 and SC 14 sub-blocks in offshore Northwest Palawan, including a 3.21% interest in the producing Galoc Field, held through FEPC; and (c) a 100% operating interest in SC 40 North Cebu held through FEPC’s 66.67%-held subsidiary, Forum Exploration Inc. (“FEI”).

A summary of FEL’s interests are as follows:

SC Block	% interest	Currently Producing
SC 72 Recto Bank	70%	No
SC 40 North Cebu	66.67%	No
SC 14C-1 Galoc	3.21%	Yes
SC 6A Octon	5.56%	No
SC 6B Bonita	2.45%	No
SC 14A Nido	8.47%	No
SC 14B Matinloc	12.41%	No
SC 14B-1 N. Matinloc	19.46%	No
SC 14C-2 W. Linapacan	9.10%	No
SC 14D Retention Area	8.17%	No
SC 14 Tara	10%	No

Following is a brief description of the properties of FEL together with production details where appropriate.

SC 72 Recto Bank

FEL’s principal asset is a 70% participating interest in SC 72 (previously Geophysical Survey and Exploration Contract No. 101 (“GSEC 101”)), a petroleum license located in the Recto Bank, offshore west of Palawan Island, the Philippines held through FGL. The remaining 30% of SC 72 is owned by Monte Oro Resources & Energy Inc., a company incorporated in the Philippines, who is involved in a joint venture with FEL with respect to SC 72.

On February 15, 2010, the GSEC 101 licence was converted to Service Contract 72 and FEL immediately conducted geological and geophysical works to further evaluate the block and to fulfill its commitment to the government. SC 72 covers 8,800 square kilometers, which is 85% of the area covered by GSEC 101.

Exploration in the area began in 1970, and in 1976, gas was discovered in the Sampaguita structure following the drilling of a well. To date, a total of three wells have been drilled at the southwest end of the structure. Two of the wells tested gas at rates warranting further exploration.

In early 2011, FEL acquired 2,202 line-km of 2D seismic, gravity, and magnetic data over SC 72 to further define leads. Also, 565 square kilometers of 3D seismic data were acquired over the Sampaguita Field (the “Sampaguita 3D”).

The 2D seismic data were reprocessed in 2013 and were subsequently interpreted, aided by gravity-magnetics data that were interpreted by Fugro and Cosine Ltd. (“Cosine”) in 2012 and 2015, respectively. In 2015, Arex Energy produced a report on the North Bank area, located northwest of the Sampaguita Field, and estimated the prospective resources to be significant enough to continue with exploration of the concession.

Also in October 2018, FEL started the Broadband and Pre-Stack Depth Migration (“PSDM”) reprocessing of the Sampaguita 3D seismic data with DownUnder GeoSolutions (“DUG”), a company based in Perth, Australia, as contractor. The reprocessing work was completed in June 2019 and costs around US$490,000, including quality control supervision.

In October 2019, the Philippines’ Department of Foreign Affairs (“DFA”) announced that the Philippines and China had officially convened an Intergovernmental Steering Committee that will supervise projects under the two countries’ joint oil and gas exploration in the West Philippine Sea. The DFA further announced that the Steering Committee held its first meeting in Beijing on October 28, 2019. Under the Memorandum of Understanding (“MOU”), the Steering Committee will create one or more inter-Entrepreneurial Working Groups that will agree on entrepreneurial, technical, and commercial aspects of cooperation on certain areas in the West Philippine Sea. China has appointed China National Offshore Oil Corporation (“CNOOC”) as representative to the Working Group(s). FEL will be the representative to the Working Group that will be created for SC 72.  The Steering Committee also agreed to hold the second meeting in the Philippines in early 2020, however, it was being deferred due to the COVID-19 pandemic.

On October 16, 2020, FEL received notice from the Philippine Department of Energy (“DOE”) that the force majeure (“FM”) imposed on SC 72 on December 15, 2014 was lifted with immediate effect and that FEL was to resume exploration activities on SC 72.  FEL now has 20 months from the date of lifting of the FM to drill two (2) commitment wells.  The total cost of drilling these wells depends on a number of factors, the Company’s management estimates the total work to be between US$70 million and US$100 million. It is important to note that, to date, there has been no announcement of any agreement between FEL and CNOOC in relation to SC 72.

The 2021 Work Program and Budget (WP&B) for SC72 was approved by the DOE on February 23, 2021. It consisted mainly of finalization of drilling programs, purchase of long lead items, award of third-party contracts and preparatory works for the drilling of two (2) Sampaguita wells.
A Technical Services Agreement (“TSA”) with AWT International, a third-party upstream petroleum consultancy company, was signed on June 28, 2021, with July 01, 2021 effective date. AWT will provide drilling management and manpower support services to FGL to deliver the latter’s two-well commitment in 1H 2022.

SC 40 North Cebu

A 100% operating interest in SC 40 is held by FEPC’s 66.67% owned subsidiary FEI.

SC 40 is located in the Visayan Basin in the central part of the Philippine Archipelago and covers an area of 340,000 hectares in the northern part of Cebu Island and adjacent offshore areas. It contains the Libertad Gas Field and several other prospects.

A land gravity survey was conducted in the municipalities of Daanbantayan and Medellin from April 2 to 27, 2018. A total of 94 gravity stations were acquired at a spacing of 200m to 500m.  The processing and interpretation of the gravity data was carried out in two (2) stages. The first stage is a 3D inverse grid depth modelling which was undertaken by contractor Cosine. This was completed in early 2019. The second stage is a detailed stratigraphic 3D multi-sectional model done in-house by the FEL technical team under Cosine’s quality control supervision.  During this stage, a number of possible carbonate bodies were identified in certain areas of the block.  Delineation of this features required additional data, thus a gravity survey was conducted in the first quarter of 2020.

On November 21, 2019, FEL submitted the WP&B for 2020, which includes the continuation of the Gravity Interpretation – Stage 2, Radioactive Waste Management, and the conduct of a Land Gravity Survey.  This was approved by the DOE on December 2, 2019. The radioactive wastes, which were part of FEL’s wireline logging tools, were safely transported from Daanbantayan, Cebu and turned over to the Philippine Nuclear Research Institute in February 2020. Thereafter, FEL applied for the termination of its Radioactive Materials License. However, one of the conditions for the termination of license is the certification that the facilities are not contaminated. This will require measurement of radioactivity in the site post removal of the radioactive materials, which will have to wait until travel restrictions have been eased and/or the safety of the personnel from COVID-19 can be guaranteed.

The 2020 Land Gravity Survey is for the acquisition of gravity data along profiles in parts of the Municipality of Daanbantayan and Bogo City that aims to further delineate the carbonate bodies detected in the said areas by the initial 3D gravity modelling exercise in 2019. The survey began on February 18, 2020 and was completed on March 14, 2020.  A total of 84 stations, 300m to 500m apart were acquired during the survey. FEL has completed the correction of meter readings, coordinates, and elevations of gravity stations acquired during the survey. All corrected gravity data were forwarded to a geophysical contractor, Cosine Ltd, for data reduction, processing, and interpretation. The report for the first phase of gravity interpretation was received from Cosine Ltd in early December 2020 and submitted to the DOE in February 2021 after its review by FEL’s technical team .  The second phase of the study, which involves depth modeling and identification of gravity prospects and leads, is ongoing.

SC 14 C-1 Galoc

Block C-1 Galoc has an area of 164 square kilometers and contains the producing Galoc Oil Field.

On July 12, 2018, Tamarind Galoc Pte Ltd, a subsidiary of Singapore-based Tamarind Resources Pte Ltd (“Tamarind”), acquired Nido Petroleum’s subsidiaries Galoc Production Company WLL (“GPC”) and Nido Production (Galoc) Pte Ltd, giving Tamarind 55.88% equity and operatorship of the Galoc Field.

Gross production for 2020 averaged 1,900 barrels of oil per day (“BOPD”) [2019 – 2,045 BOPD].  FEPC’s share is approximately 48.4 BOPD [2019 – 46 BOPD].  This represents a slight increase of 5.4% associated with the increase in participating interest of FEL in Galoc from 2.28% to 3.21% due to the withdrawal of one of the Consortium members, Galoc Production Company 2 (“GPC 2”) in September 2020, and the distribution of GPC 2’s participating interest of 26.84% to the remaining members on the same month. The increase in participating interest was accepted by FEPC in January 2021.

On May 7, 2020, GPC informed the DOE of the cessation of operation for Galoc Field starting September 24, 2020. This comes after GPC’s receipt of a Notice of Termination from Rubicon Offshore International (“ROI”), the owner of the floating production storage and offloading (“FPSO”) vessel, Rubicon Intrepid. GPC has also requested approval of the initial drawdown from the fund set-up under the DOE-approved Galoc Abandonment Plan for the implementation of the field suspension plan.  However, in September 2020, the Galoc Joint Venture (“JV”) was able to negotiate with ROI for the sale of the Rubicon Intrepid that allowed Galoc Field to continue to be in production beyond the original cessation schedule of September 24, 2020. Tamarind, which owns GPC, formed a new subsidiary, Philippines Upstream Infrastructure (PUI), to acquire the FPSO from ROI.  GPC and ROI then entered into a Transition Operations and Maintenance (“O&M”) contract to allow the current ROI crew to continue managing FPSO operations during a transition period that will last for about six (6) months.  Finally, GPC entered into an O&M contract with Three60 Energy, an energy services provider, that will take over FPSO operations after the transition period. The contract will be for 24 months.

On December 23, 2020, GPC resigned as the SC 14C-1 operator effective on that date. On the same day, the JV elected NPG Pty Limited, GPC’s affiliate, to  become the replacement operator.

On 01 February 2021, Three60 Energy formally assumed operational control of the Intrepid FPSO following a transition period with Rubicon Offshore that lasted for 4-1/2 months from September 2020 to January 2021.

From January to September 2021, Galoc Field produced a total of 477,612 bbls, or an average of 1,750 BOPD. Two liftings were conducted during the period. Cargo 68 was completed on April 01, 2021 with a parcel size of 222,038 bbls. Cargo 69, on the other hand, was completed on July 31, 2021 with a parcel size of 207,111 bbls. The last lifting for the year is scheduled in November with a parcel size of 220,000 +/- 10% bbls. Cumulative production from October 2008 to September 2021 stood at 23.27 million barrels (“MMbbls”) of oil.

SC 6A Octon

SC 6A Octon covers an area of 1,080 square kilometers and contains the Octon Field.

In 2018, The Philodrill Corporation (“Philodrill”) completed the seismic interpretation/mapping work on the northern sector of the block using the PSDM volume. The evaluation focused on the Malajon, Salvacion, and Saddle Rock prospects.  The Malajon and Saddle Rock closures were previously tested by wells which encountered good oil shows in the Galoc Clastic Unit (“GCU”) interval.  However, no drill stem tests were conducted in this interval due to operational constraints.

The 2019 work program included the completion of seismic attribute analysis of the North Block of SC 6A to characterize the target reservoirs and determine their distribution in terms of porosity, thickness, and lithology. Philodrill will then conduct resource analysis, including computation of reserves, and preliminary well design and cost to mature a drilling location in the area.

For 2020, the DOE approved a work program which consists of G&G studies in support of establishing a final well location and well design to test the hydrocarbon potential of the Malajon-Salvacion-Saddle Rock anticlinorium, and the continuation of G&G work to identify additional resources at the Octon South structure and other opportunities immediately around the Octon Field to support its development.

In June 2020, LMKR, a private petroleum technology company based in Dubai, completed a pilot study on the Malajon area using 3D seismic and well data. The study shows the Malajon structure having a good potential and thus requires further detailed analysis. LMKR is also able to identify four (4) sand packages within the GCU after generating several elastic properties (P-impedance, Vp/Vs, etc.).

A Quantitative Interpretation (“QI”) study was approved by the JV aimed at generating pay probability maps and identifying prospective zones that could be targets for any future well. It will also include detailed attribute analysis as several channelized sands within the GCU have been identified during the pilot study.  The study was completed in December 2020.

On March 31, 2021, Philodrill informed the DOE of the JV’s decision not to enter the 12th year of the final 15-year term of SC 6A and consequently surrender the Service Contract.  The current term of SC 6A is set to expire on February 28, 2024, which gives the JV limited time to drill an exploratory well and to develop a field in case of a discovery.  However, the JV has also expressed its desire to enter the Philippine Conventional Energy Contracting Program (“PCECP”) of nominating and applying for a new SC over the area.  As of September 30, 2021, Philodrill continues to prepare the technical bid documentation and the compilation of the legal and financial documents of the JV partners in preparation for the nomination and application for a new SC.

FEL will participate in the new SC application with a 6.05% interest after accepting its pro rata share of the interest of an oil company that decided not to participate in the SC application.

SC 6B Bonita

SC 6B Bonita covers an area of 567 square kilometers and contains the Bonita discovery.

An in-house evaluation completed by Operator Philodrill in early 2016 shows the East Cadlao Prospect has marginal resources which cannot be developed on a “stand-alone” basis. However, it remains prospective being near the Cadlao Field, which lies in another contract area.  In view of this, the JV has requested for the reconfiguration of SC 6B to append the Cadlao Field for possible joint development in the future.  On March 14, 2018, the DOE approved the annexation of Cadlao Block to SC 6B.

The Cadlao Field was discovered in 1977 and produced about 11 million barrels (“MMbbls”) of oil from two (2) subsea production wells from 1981-1991. It has estimated recoverable reserves of 3.7 MMbbls (1P) and 5.7 MMbbls (2P) based on GCA (2012).  The East Cadlao has estimated recoverable resources of 1.48 MMbbls (P10) and 1.17 MMbbls (P50) based on Philodrill (2016).

On October 17, 2019, the FIA, Deed of Assignment and transfer of operatorship from Philodrill to Manta Oil Company Ltd. (“Manta”) were approved conditionally by the DOE, requiring Manta to submit additional financial documents.  Under the FIA, Manta will carry the JV up to First Oil to earn 70% interest. FEL’s interest will be reduced to 2.4546% from 8.182% upon completion of the farm-in. A plan of development (“POD”) for Cadlao will be submitted to the DOE by the end of 2021.  It may include the drilling of East Cadlao, depending on the results of the technical evaluation.

SC 14A [Nido], SC 14B [Matinloc] & SC 14B-1 [N. Matinloc]

Production from the Nido and Matinloc Fields was terminated permanently on March 13, 2019, after producing 22,173 barrels (“bbls”) of oil from January to March 2019. The Nido Field accounted for 93.06% of the total while Matinloc Field contributed the remaining 6.94%.  Shell Philippines was the sole buyer for the crude during the period.

Nido started oil production in 1979 while Matinloc was put in place in 1982. The final inception-to-date production figures for the two fields are: 18,917,434 bbls for Nido and 12,582,585 bbls for Matinloc.  The North Matinloc Field, which was in production from 1988 to 2017 produced a total of 649,765 bbls of oil.  The total production for the three (3) fields is 32,149,784 barrels.

Seven (7) production wells in Nido (3 out of 5), Matinloc (3), and North Matinloc (1) were successfully P&A from April to May 2019. The two remaining Nido wells, A1 and A2, were only partially abandoned due to difficulties encountered during operations.  Philodrill was preparing to implement the P&A program on the two wells in September 2020.

Following the suspension of field operations and the P&A of the wells in March 2019, Philodrill conducted the stripping and disposal of equipment and materials aboard the production platforms from June to October 2019.  In December 2019, all production platforms were turned over to the DOE which, in turn, will hand them over to the Armed Forces of the Philippines (“AFP”) for defense use.  On June 26, 2020, a Deed of Donation and Acceptance was signed by DOE with the Department of National Defense to formalize the transfer of ownership of the Nido and Matinloc platforms to the AFP which will now use the platforms for defense purposes.

The P&A of the remaining Nido production wells, A-1 and A-2 wells was completed on October 5, 2020.  This was originally scheduled in April 2020 but had to be deferred due to COVID 19-related health and travel restrictions.

With the completion of P&A of all production wells, a Notice to Surrender the SC 14A, 14B, 14B-1, Tara, and SC 14D blocks was sent to the DOE on February 16, 2021.  This is now awaiting DOE’s final approval.

SC 14C-2 West Linapacan

Block C-2 has an area of 176.5 square kilometers and contains the West Linapacan “A” and “B” structures.

In 2018, the JV headed by Philodrill completed mapping and interpretation work on the 3D seismic data that was reprocessed in 2014. The study focused on the West Linapacan “B” structure, which was drilled in 1991.  The JV is studying options to develop the field.

The SC 14C2 and SC 74 consortia conducted a joint Rock Physics and QI studies over the West Linapacan and Linapacan areas using existing 3D seismic and well data.  The initial phase of the study was carried out and completed by Ikon in October 2019.  Only the SC 74 JV had decided to proceed with the second phase of the QI Study.

The Consortium will commence in October 2021 a technical study on the West Linapacan “B” Field using a Singapore-based company that will focus on review of available geologic and well data, reservoir modeling, and fracture analysis, to be followed by resource estimation.

In 2019, Desert Rose Petroleum Limited (“DRPL”) expressed interest to re-develop the West Linapacan “A” Field through a farm-in process and through the purchase of participating interests from companies that are willing to divest.  For the divesting members, DRPL offered a nominal transaction price of US$100.00 and some contingent payments during production.

DRPL was previously given until June 30, 2021 to finalize the agreements related to the farm-in. In early July 2021, DRPL has informed the SC 14C-2 JV of its decision not to pursue the farm-in, thus, canceling all transaction documents it previously signed with the JV.

The JV is now looking at inviting other companies to farm-in.

FEL Objectives and Strategy

The core objective of FEL is to maximize the potential of its investments and its current licences to generate income, whilst at the same time continuing to reduce administrative expenses.

FEL plans to achieve this by:

●	Development of SC 72
●	Continued review of exploration blocks to identify potential drilling targets
●	Continued review of administrative expenses

For further details regarding FEL, see its 2020 financial statement package at https://find-and-update.company-information.service.gov.uk/company/05411224/filing-history

Please note that FEL is not required to file its financial statement package with Companies House in the UK until September 30 following the end of its fiscal year which is December 31. Accordingly, the FEL financial statement package for 2021 is not expected to be available until Q3 of 2022.

Risk factors specific to FEL

The Company is exposed to certain risk factors which are specific to its investment in FEL.  These include the following:

●
On October 16, 2020, FEL received notice from the DOE that the FM imposed on SC 72 on December 15, 2014 was lifted with immediate effect and that FEL was to resume exploration activities on SC 72.  Under the current work program commitments, FEL now has 20 months from the date of lifting of the FM to drill two commitment wells.  The total cost of drilling these wells depends on a number of factors, the Company’s management estimates the total work to be between US$70 million and US$100 million. It is important to note that, to date, there has been no announcement of any agreement between FEL and CNOOC in relation to the implementation of the MOU involving SC 72. The risk therefore exists that should FEL not be able to meet its commitments to the DOE, it may have to surrender its rights to SC 72 or pay a penalty equivalent to the minimum financial commitment of the current sub-phase.

●
FEL’s cash inflows is heavily dependent on the Galoc Field production, which continued to operate beyond the original cessation date of September 24, 2020 following an agreement the operator GPC signed with ROI, the owner of the FPSO Rubicon Intrepid.  The viability of continued production depends on the consistent output of the producing wells as well as the price of oil.

●
FEL’s operations do not generate sufficient cash to fund new exploration work in Galoc and its other blocks; therefore, in the event FEL issued new capital to fund these costs, the Company’s interest in FEL may be diluted.

●	FEL is a closely held private company and there is a limited population of potential buyers for FEC’s relatively small interest in FEL.

●	FEL’s interest in its main asset SC 72 could be diluted depending on the agreement reached, if any, with potential farmin partners in the future.

●	Further exploration work has to be completed on SC 72 and SC 40 to confirm the value of the resources within these properties.

●
In March 2017, FEL, through a subsidiary, entered into an unsecured loan agreement with PXP that provides for a loan facility of up to US$6 million.  The loan facility had an initial term of three years and bears interest at LIBOR + 3.5% per annum but was extended to April 16, 2020.  On April 14, 2020, FEL completed a fund raising of US$2,500,000 which was achieved by FEL issuing new shares at a price of US$0.30 each.  This resulted in all accrued interest being paid in full and the amount of the loan principal outstanding being reduced to US$5,091,204.  The term of this loan was extended to December 31, 2021 with interest at LiBOR+3.5% payable quarterly.  On August 7, 2020, FEC purchased $346,202 (6.8%) of the loan principal plus accrued interest of $939.  In the event that this loan facility will be renewed, FEL may issue new shares to settle the amounts outstanding. Terms of the loan agreement do not include a provision for PXP or FEC to convert any unpaid amount into new shares of FEL.

Selected Annual Financial Information Of The Company

Selected Financial Data
	Year Ended 12/31/20	Year Ended 12/31/19	Year Ended 12/31/18
Revenue	$-	$-	$-
Net (loss) income	$(187,052)	$(211,683)	$(217,665)
Basic and Diluted Income (Loss) per share	$(0.00)/(0.0))	$(0.00)/(0.0))	$(0.00)/(0.0))
Dividends per share	$0.00	$0.00	$0.00
Weighted Avg. Shares O/S (’000)	598,068,920	409,143,765	409,143,765
Working Capital (Deficit)	$501,443	$(69,208)	$181,769
Long-Term Debt	$-	$-	$-
Shareholders’ Equity	$2,336,554	$1,635,378	$1,847,061
Total Assets	$2,379,286	$1,757,494	$1,902,883

Results of Operations
The accounts show a loss for the nine month period ended September 30, 2021 of $121,607, or $0.00 per share, versus a loss of $142,174 for the same period in 2020.
The difference was because of lower overall general and administration expenses and the increased interest earned on the loan to FEL.
General and administration expense were $131,247 for the nine month period ended September 30, 2021 versus $144,570 for the same period in 2020.   Higher office expenses offset by a reduction in consulting fees and listing and filing fees mainly accounted for the difference.

Consulting fees for the nine month period ended September 30, 2021 were $83,728 versus $96,395 for the same period in the previous year.  The difference was due to a reduction in overall fees.  Professional fees were $9,319 for the nine month period ended September 30, 2021 versus $9,540 for the same period in the previous year.  The difference is not material.  Office and miscellaneous costs were $18,103 for the nine month period ended September 30, 2021 versus $15,936 for the same period in the previous year due to a one time cost.  Listing and filing fees were $15,056 for the nine month period ended September 30, 2021 versus $17,010 for the same period in the previous year.  The difference was due to lower mailout costs related to the Company’s Annual General Meeting. For the nine month period ended September 30, 2021, foreign exchange loss was $2,109 versus $2,642 for the same period in the previous year.

Balance Sheet
The Company’s current assets were $405,397 at September 30, 2021 versus $544,175 for the year ended December 31, 2020. The difference is mainly a result of the lower cash balance, lower prepaid balance and lower receivables balance.  The Company’s assets reflect the investment in FEL on a fair value basis. The fair value of the investment in FEL is stated at $1,835,111 or $0.30 per share.
The investment in FEL represents an investment in a private company for which there is no active market and for which there are no publicly available quoted market prices.  The Company has classified its investment in FEL as Level 3 in the fair value hierarchy.

For purposes of determining fair value of the investment in FEL, the Company considered valuation techniques described in IFRS 13 – Fair Value Measurement. In respect of the investment in FEL, management considered the fair value of $1,835,111 to be indicative of the fair value of the investment in FEL as there have been no changes in the circumstances that would change management’s assessment of fair value.
The determination of fair value was based upon the most recent third party financing that took place while SC 72 was under FM.

There were no transfers between level 3 and the other levels in the hierarchy during 2021 or 2020.
Summary of Quarterly Results
Selected Financial Data
(in ‘000, except EPS)
	3rd Qtr 21	2nd Qtr 21	1st Qtr 21	4th Qtr 20	3rd Qtr 20	2nd Qtr 20	1st Qtr 20	4th Qtr 19
(Loss)	(39)	(42)	(40)	(45)	(52)	(53)	(37)	(55)
Basic and Diluted Loss per share	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

Liquidity

The Company’s working capital at September 30, 2021 was $379,836 versus $501,433 at December 31, 2020 and shareholders’ equity was $2,214,947 at September 30, 2021 (December 31, 2020: $2,336,554).  The change was due to the increase in the deficit from operations as described above.

Management considers that the current economic environment is difficult and the outlook for oil and gas exploration companies presents significant challenges in terms of raising funds through issuance of shares.  Previously, to the extent necessary, the Company disposed of quantities of its shareholdings in FEL to PXP under terms that are consistent with the best interests of all shareholders, in order to finance its operations.  More recently the Company has issued new shares under a rights offering scheme to raise new capital to fund its operations.
Management currently believes that it is in the best interest of all shareholders that management explores the issuance of new shares or debt to fund its future operations.
The Company is not required to directly contribute capital to any of the projects in which it has an indirect or direct interest.

Cash used in operating activities for the nine month period ended September 30, 2021 was $140,485 versus $210,533 for the same period in 2020 mainly as a result of the differences described above.

Cash provided by financing activities was $Nil for the quarter ended September 30, 2021 versus $759,943 for the same period in the previous year due to a loan from PXP offset by deferred transaction costs for the Company’s Rights Offering.

Third Quarter
During the third quarter, there were no significant events.  The Company experienced only basic operating costs.  The Company does not experience seasonal fluctuations in its business and there were no dispositions of any business segments.

Capital Resources
Since the Company has no revenue, the Company will need to continue to raise funds through either debt, equity, or the sale of assets in order to continue its operations or participate in other projects.  The Company currently has no plans to sell any more of its FEL shares and will be reliant on debt or equity issuances for future funding requirements.
Since the delisting of FEL from the London Stock Exchange, there is no liquidity via a public market for the FEL shares.  As the Company is wholly reliant on the information disclosed by PXP concerning the business of FEL, the Company may not be able to obtain information necessary to facilitate a wider sales process and may be reliant on significant shareholders of PXP for the disposition of any of its FEL shares.  Management has looked at all options including raising funds to operate and participate in future FEL financings by way of debt or equity financings.  Given the current share price of the Company, and given that any external financings may have been extremely dilutive, the Company completed a rights offering to raise funds to sustain operations.

The Company closed the rights offering on July 31, 2020 and raised approximately $846,750.
On January 22, 2020, the Company received $150,000 from its parent company, PXP, as a working capital advance. The advance was non-interest bearing, unsecured and due on demand.  The loan was repaid on July 31, 2020.
On April 14, 2020, FEL completed a fund raising of $2,500,000 which was achieved by FEL issuing new shares at a price of US$0.30 each.

In advance of FEC’s Rights Offering, PXP paid FEC’s share of FEL’s financing thus allowing FEC to maintain its 6.8% interest in FEL at a cost of approximately $170,111.  On July 31, 2020 the Company settled this amount by issuing 75,065,066 shares to PXP at a price of $0.00225.

On August 7, 2020, the Company increased its investment in FEL by purchasing 6.8% of the loan currently due by FEL to PXP amounting to $346,202 plus accrued interest of $939. This loan is unsecured, due on December 31, 2021 and bears interest at an annual rate of 3.5% plus LIBOR which is payable on a quarterly basis. As at September 30, 2021 accrued interest liability was $6,668.

On November 10, 2021, the Company sold the FEL loan it owns to PXP Energy Corporation, at face value plus accrued interest.  The proceeds from the sale will be used to fund FEC’s $224,400 share of FEL’s pre-drilling costs for two exploratory wells on Service Contract 72.  The Company has advanced its share of pre drilling costs pending closing of the pre drilling financing.

Off-Balance Sheet Arrangements
There are no off-balance sheet arrangements in existence as of this date.
Transactions with Related Parties
During the nine month period ended September 30, 2021, general and administrative expenses included key management personnel compensation totaling $36,000 (2020: $51,000).

On August 7, 2020, the Company increased its investment in FEL by purchasing 6.8% of the loan currently due by FEL to PXP amounting to $346,202 plus accrued interest of $939.  This loan is unsecured, due on December 31, 2021, and bears interest at an annual rate of 3.5% plus LIBOR which is payable on a quarterly basis.  For the period ended September 30, 2021, accrued interest outstanding was $6,668.

During the twelve-month period ended December 31, 2020, the Company paid $6,518 for PXP filing fees related to the Right Offering.  This amount was repaid during the quarter.

Critical Accounting Estimates and Judgments

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income/loss in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both.

The determination of the fair value of the Company’s investment in FEL is a significant accounting estimate.

Standards, Amendments and Interpretations Not Yet Effective

The Company has prepared its financial statements in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). IFRS represents standards and interpretations approved by the IASB and are comprised of IFRS, International Accounting Standards (“IAS’s”), and interpretations issued by the IFRS Interpretations Committee (“IFRIC’s”) and the former Standing Interpretations Committee (“SIC’s”). The financial statements have been prepared in accordance with IFRS standards and interpretations effective as of September 30, 2021.

New IFRS standards and interpretations or changes to existing standards with future effective dates are either not applicable or not expected to have a significant impact on the financial statements of the Company.

Financial Instruments and Risk Management

The Company is exposed through its operations to the following financial risks:
-	Market Risk
-	Credit Risk
-	Liquidity Risk

In common with all other businesses, the Company is exposed to risks that arise from its use of financial instruments. This note describes the Company’s objectives, policies and processes for managing those risks and the methods used to measure them. Further quantitative information in respect of these risks is presented throughout this management discussion and analysis.

There have been no substantive changes in the Company’s exposure to financial instrument risks, its objectives, polices and processes for managing those risks or the methods used to measure them from previous years unless otherwise stated in the note below.

General Objectives, Policies and Procedures

The Board of Directors has overall responsibility for the determination of the Company’s risk management objectives and policies and, whilst retaining ultimate responsibility for them, it has delegated the authority for designing and operating processes that ensure the effective implementation of the objectives and policies to the Company’s finance function. The Board of Directors receive quarterly reports from the Company’s Chief Financial Officer through which it reviews the effectiveness of the processes put in place and the appropriateness of the objectives and policies it sets.

The overall objective of the Board is to set policies that seek to reduce risk as far as possible without unduly affecting the Company’s competitiveness and flexibility. Further details regarding these policies are set out below.

a)	Market Risk
Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices are comprised of foreign currency risk, interest rate risk and equity and commodity price risk.

Foreign currency exchange risk
The Company is exposed to foreign currency fluctuations for general and administrative transactions denominated in Canadian Dollars.  The majority of the Company’s cash is kept in U.S. dollars.  As at June 30, 2021, the Company had an insignificant amount of cash denominated in Canadian dollars that was subject to exchange rate fluctuations between the Canadian dollar and the U.S. dollar.  As at September 30, 2021, the Company held financial liabilities of $5,061 that are denominated in Canadian dollars that would be subject to exchange rate fluctuations between Canadian dollars and U.S. dollars.

b)	Credit risk
The Company maintains cash deposits in one chartered Canadian bank which, from time to time, exceed the amount of depositors insurance available in each respective account.  Management assesses the financial condition of this bank and believes that the possibility of any credit loss is minimal.  The maximum exposure of credit risk is the Company’s cash deposit of $40,752 (December 31, 2020: $181,237).

c)	Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due.  The Company does not generate cash from operations but rather, the Company will, from time to time, issue shares via equity placements, borrow funds from an affiliated company or undertake to sell a portion of its investment in the shares of FEL should it be necessary to raise funds.

At this time, the Company has no new business plans and if it continues to act as a holding company of FEL shares, there is a risk it will receive no return from that investment unless alternate sources of funding are found.

The Company manages liquidity by maintaining cash balances available to meet its anticipated operational needs. Liquidity requirements are managed based on expected cash flow to ensure that there is adequate capital to meet short-term and long-term obligations.  The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its growth plans.  At September 30, 2021, the Company’s accounts payable and accrued liabilities were $25,561, all of which fall due for payment within twelve months of the date of the statement of financial position.  As at September 30, 2021, the Company was owed $346,202 principal plus accrued interest totalling $6,668 from FEL for the loan purchased from PXP.

The carrying values of accounts payable and accrued liabilities and short term loans approximate their fair values due to the relatively short periods to maturity of the instruments.

d)	Dilution risk
As discussed elsewhere in this MD&A, there is a risk of continued dilution of the Company’s interest in FEL should it either need to sell shares of FEL to raise operating funds, or not participate in any future share issuance financings undertaken by FEL.  Currently there are no plans to sell any of the Company’s FEL shares to fund operations.  There is a risk that shareholders may be diluted should the Company need to raise additional operating funds through debt or equity financings.

On April 14, 2020, FEL completed a fund raising of US$2,500,000 which was achieved by FEL issuing new shares at a price of US$0.30 each.

PXP paid FEC’s share of FEL’s financing thus allowing FEC to maintain its 6.8% interest in FEL at a cost of approximately $170,111.  This amount was settled by the issuance of 75,605,066 shares of the Company on July 31, 2020 in conjunction with the closing of FEC’s Rights Offering.

On August 7, 2020, the Company increased its investment in FEL by purchasing 6.8% of the loan currently due by FEL to PXP amounting to $346,202 plus accrued interest of $939. This loan is unsecured, due on December 31, 2021 and bears interest at an annual rate of 3.5% plus LIBOR which is payable on a quarterly basis. As at September 30, 2021, accrued interest outstanding was $6,668.

Other Risk Factors

As a holding company with an interest in FEL, the Company’s business is indirectly subject to risks inherent in oil and gas exploration and development operations.  In addition, there are risks associated with FEL’s stage of operations and the foreign jurisdiction in which it or FEL may operate or invest.  The Company has identified certain risks pertinent to its investment including: exploration and reserve risks, uncertainty of reserve estimates, ability to exploit successful discoveries, drilling and operating risks, title to properties, costs and availability of materials and services, capital markets and the requirement for additional capital, market perception, loss of or changes to production sharing, joint venture or related agreements, economic and sovereign risks, possibility of less developed legal systems, corporate and regulatory formalities, environmental regulation, reliance on strategic relationships, market risk, competition, dependence on key personnel, volatility of future oil and gas prices and foreign currency risk.

Since the delisting of FEL from the London Stock Exchange, there is no liquidity via a public market for the FEL shares.  As the Company is wholly reliant on the information disclosed by PXP concerning the business of FEL, the Company may not be able to obtain information necessary to facilitate a wider sales process and may be reliant on significant shareholders of PXP for the disposition of any of its FEL shares.  Management has looked at all options including raising funds to operate and participate in future FEL financings by way of debt or equity financings.  Given the current share price of the Company, and given that any external financings may have been extremely dilutive, the Company completed a Rights Offering to raise funds to sustain operations.  The Company closed the rights offering on July 31, 2020 and raised approximately $846,750.  In addition, on July 31, 2020, the Company settled a rights offering advance from PXP in the amount of approximately $170,111 by issuing PXP 75,605,066 shares at a price of $0.00225.

Capital Management

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern, to provide an adequate return to shareholders.

The capital of the Company consists of the items included in shareholders’ equity and cash net of debt obligations.  As at September 30, 2021, the Company was owed a total of $352,870 for a loan to FEL including accrued interest. The Company’s Board of Directors approves management’s annual capital expenditures plans and reviews and approves any material debt borrowing plans proposed by the Company’s management.

As at September 30, 2021, the Company had no externally imposed capital requirements nor was there any changes in the Company’s approach to capital management during the year.

General and administration

The following table shows the detailed breakdown of the components of general and administration expenditures.
	Sept. 30, 2021	Sept. 30, 2020
Professional fees	$9,319	$9,540
Bank charges	2,932	2,929
Listing and filing fees	15,056	17,010
Office and miscellaneous	18,103	15,936
Consulting	83,728	96,395
Amortization	-	118
Foreign exchange	2,109	2,642
	$131,247	$144,570

	Three Months Ended Sept. 30, 2021	Three Months Ended Sept. 30, 2020
Professional fees	$992	$5,493
Bank charges	930	996
Listing and filing fees	6,308	6,709
Office and miscellaneous	5,844	5,620
Consulting	27,938	34,647
Amortization	-	87
Foreign exchange	615	1,143
	$42,627	$54,695

Other MD&A Requirements

Disclosure of Outstanding Share Data
As At September 30, 2021
(a)	Authorized and issued share capital:
Class	Par Value	Authorized	Number Issued and Outstanding as at Sept. 30, 2021	Number Issued and Outstanding as at December 31, 2020
Common Shares	NPV	Unlimited	861,082,371	861,082,371
Preferred Shares (convertible redeemable voting)	NPV	Unlimited	None	None
(b)	Summary of Options and Warrants outstanding as at September 30, 2021.
There were no options outstanding as at September 30, 2021.  There were no warrants outstanding as at September 30, 2021.
Additional information on the Company is available at www.sedar.com.
Outlook
On October 16, 2020, FEL received a letter from the DOE lifting the FM on SC 72 and directed FEL to resume exploration activities on SC 72.  As at the date of this report there has been no announcement of any agreement between FEL and CNOOC, making it difficult to forecast the capital requirement of FEL to enable it to meet its requirements.

The 2021 WP&B for SC72 was approved by the DOE on February 23, 2021. It consisted mainly of finalization of drilling programs, purchase of long lead items, award of third-party contracts and the drilling of two (2) Sampaguita wells.
FEL anticipates lower revenues from the Galoc Field due to the Galoc-4 shut-in, and normal decline in production of other wells as Galoc reaches its end of life, which the Operator now estimates to occur by the second half of 2025, provided the price of oil stays above $60/bbl.

On November 10, 2021, the Company sold the FEL loan it owns to PXP Energy Corporation, at face value plus accrued interest.  The proceeds from the sale will be used to fund FEC’s $224,400 share of FEL’s pre-drilling costs for two exploratory wells on Service Contract 72.  The Company has advanced its share of pre drilling costs pending closing of the pre drilling financing.
The Company has limited cash resources and required additional capital to allow it to continue to trade, maintain its 6.8% interest in FEL, or invest in any new projects.
Looking Forward
This discussion contains "forward looking statements" as per Section 21E of the US Securities and Exchange Act of 1934, as amended.  Although the Company believes that the expectations reflected in such forward looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct.  Management is currently reviewing many options and there is no assurance that they will not make decisions other than those now contemplated.  The Company is subject to political risks and operational risks identified in documents filed with the Securities and Exchange Commission, including changing oil prices, unsuccessful drilling results, change of government and political unrest in its main area of operations.

Exhibit 2

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

The accompanying unaudited condensed financial statements for FEC have been prepared by management in accordance with International Financial Reporting Standards.  These financial statements, which are the responsibility of management are unaudited and have not been reviewed by the Company’s auditors.  The Company’s Audit Committee and Board of Directors has reviewed and approved these interim financial statements.

The Company’s independent auditor has not performed a review of these interim condensed financial statements in accordance with the disclosure requirements of National Instrument 51-102 released by the Canadian Securities Administrators.

FEC RESOURCES INC.
CONDENSED STATEMENT OF FINANCIAL POSITION
Expressed in United States Dollars
UNAUDITED

As at:
	Sept. 30, 2021	December 31, 2020
ASSETS
Current assets
Cash	$40,752	$181,237
Receivables	-	6,518
Prepaid expenses	11,775	7,463
Due from Forum Energy Limited (Note 6)	352,870	348,957
	$405,397	544,175
Non-current assets
Investment in Forum Energy Limited (Note 9)	1,835,111	1,835,111
	$2,240,508	$2,379,286

LIABILITIES
Current liabilities
Trade and accrued payables	$25,561	$42,732
	25,561	42,832

Shareholders’ Equity
Share capital (Note 5)	17,620,625	17,620,625
Contributed surplus (Note 5)	3,058,063	3,058,063
Deficit	(18,463,741)	(18,342,134)
	2,214,947	2,336,554
	$2,240,508	$2,379,286

The accompanying notes to the interim condensed consolidated financial statements are an integral part of these statements.

SIGNED ON BEHALF OF THE BOARD OF DIRECTORS BY:

Signed “Daniel Carlos"          Signed “Paul Wallace”

Daniel Carlos             Paul Wallace
Director     Director

FEC RESOURCES INC.
CONDENSED STATEMENTS OF LOSS
Expressed in United States Dollars
UNAUDITED

	Three Month Period Ended		Nine Month Period Ended
	Sept. 30, 2021	Sept 30, 2020	Sept. 30, 2021	Sept. 30, 2020
General and administration expenses
General and administration (Note 7)	$42,627	$54,695	$131,247	$144,570
Operating loss	(42,627)	(54,695)	(131,247)	(144,570)
Interest income	3,233	2,296	9,640	2,396
Loss for the period	$(39,394)	$(52,399)	$(121,607)	$(142,174)

Loss per common share
- Basic and diluted	$-	$-	$-	$-

The accompanying notes to the condensed interim financial statements are an integral part of these statements.

FEC RESOURCES INC.
CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY
Expressed in United States Dollars
UNAUDITED

For the nine months ended September 30, 2021

	Share capital	Contributed surplus	Deficit	Total

Balance December 31, 2020	$17,620,625	$3,058,063	$(18,342,134)	$2,336,554
Total Comprehensive loss for the period	-	-	(121,607)	(121,607)
Balance Sept. 30, 2021	$17,620,625	$3,058,063	$(18,463,741)	$2,214,947

For the nine months ended September 30, 2020

	Share capital	Contributed surplus	Deficit	Total

Balance December 31, 2019	$16,732,397	$3,058,063	$(18,155,082)	$1,635,378
Total Comprehensive Loss for the period	-	-	(142,174)	(142,174)
Shares issued pursuant to rights offering, net	720,562	-	-	720,562
Shares issued for debt	170,111	-	-	170,111
Balance Sept. 30, 2020	$17,623,070	$3,058,063	$(18,297,256)	$2,383,877

The accompanying notes to the condensed interim financial statements are an integral part of these statements.

FEC RESOURCES INC.
CONDENSED STATEMENTS OF CASH FLOWS
Expressed in United States Dollars
UNAUDITED

	For the nine months ended
	Sept. 30, 2021	Sept. 30, 2020
Cash provided by (used in)
OPERATING ACTIVITIES
Loss for the period	$(121,607)	$(142,174)

Non-cash item included in loss
Amortization	-	118
Changes in working capital related to operating activities	(121,607)	(142,056)

GST Receivables	-	(973)
Receivables	6,518	(8,230)
Prepaid expenses	(4,312)	(3,047)
Accounts payable and accrued liabilities	(17,171)	(56,227)
Due from Forum Energy Limited	(3,913)	-
Net cash used by operating activities	(140,485)	(210,533)

FINANCING ACTIVITIES
Issuance of shares pursuant to rights offering	-	846,750
Deferred transaction costs	-	(86,807)
Net cash provided by financing activities	-	759,943

INVESTING ACTIVITIES
Loan to Forum Energy Limited including interest (Note 6)	-	(346,202)
Net cash used in investing activities	-	(346,202)

Net decrease in cash	(140,485)	202,208
Cash – beginning of the period	181,237	42,548
Cash – end of the period	$40,752	$245,756

The accompanying notes to the condensed interim financial statements are an integral part of these statements.

FEC RESOURCES INC.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS
September 30, 2021
(Stated in United States Dollars)

Note 1 Corporate Information

FEC Resources Inc. (“FEC” or the “Company”) was incorporated under the laws of Alberta, Canada and is a holding Company with an interest in Forum Energy Limited (“FEL”).  The Company is listed in the United States on the OTC Pink (“OTC Pink”), having the symbol FECOF.

At September 30, 2021, the Company has a 6.8% interest in FEL. (Note 9).

The principal address of the Company is Suite 2300, Bentall 5, 550 Burrard Street, Vancouver, BC, V6C 2B5. The Company’s ultimate parent company is PXP Energy Corporation (“PXP”) with a registered office at 2/F LaunchPad, Reliance corner Sheridan Streets, Mandaluyong City 1550, Metro Manila, Philippines.

Note 2 Basis of Preparation

a)	Statement of Compliance

These condensed interim financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).  The financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting and have been prepared using the same accounting policies and methods as were used for the Company’s Annual Financial Statements for the year ended December 31, 2020.  These condensed interim financial statements should be read in conjunction with the Company’s annual financial statements dated December 31, 2020.

The condensed interim financial statements were authorized for issue by the Board of Directors on November 26, 2021.

b)	Basis of Measurement

The financial statements have been prepared on a historical cost basis except for certain financial instruments measured at fair value described in the applicable notes and are presented in United States dollars, which is also the Company’s functional currency.

The preparation of financial statements in compliance with IFRS requires management to make certain critical accounting estimates.  It also requires management to exercise judgment in applying the Company’s accounting policies.  The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 3.

FEC RESOURCES INC.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS
September 30, 2021
(Stated in United States Dollars)

Note 2 Basis of Preparation (continued)

c)	Nature of Operations and Going Concern

As a holding company with an interest in FEL, the Company’s business is indirectly subject to risks inherent in oil and gas exploration and development operations. In addition, there are risks associated with FEL’s stage of operations and the foreign jurisdiction in which it or FEL may operate or invest. The Company has identified certain risks pertinent to its investment including: exploration and reserve risks, uncertainty of reserve estimates, ability to exploit successful discoveries, drilling and operating risks, title to properties, costs and availability of materials and services, capital markets and the requirement for additional capital, market perception, loss of or changes to production sharing, joint venture or related agreements, economic, political and sovereign risks, possibility of less developed legal systems, corporate and regulatory formalities, environmental regulation, reliance on strategic relationships, market risk, competition, dependence on key personnel, volatility of future oil and gas prices and foreign currency risk.  The Company has an accumulated deficit since inception of $18,463,741.
Management considers that the current economic environment is difficult and the outlook for holding companies investing in oil and gas exploration companies presents significant challenges in terms of raising funds through issuance of shares. To the extent necessary, the Company has relied on its ability to raise funds via dispositions of quantities of its shareholdings in FEL to PXP under terms that are consistent with the best interests of shareholders, in order to finance its operations. The Company has been successful in disposing quantities of its shareholdings in FEL in previous fiscal years. However, there can be no assurance the Company will continue to be able to dispose of quantities of its shares in FEL under suitable terms.  Currently management has no plans to sell any additional FEL shares.

Since the delisting of FEL from the London Stock Exchange, there is no liquidity via a public market for the FEL shares.  As the Company is wholly reliant on the information disclosed by PXP concerning the business of FEL, the Company may not be able to obtain information necessary to facilitate a wider sales process and may be reliant on significant shareholders of PXP for the disposition of any of its FEL shares.  Management looked at all options including raising funds to operate and participate in future FEL financings by way of debt or equity financings.  Given the share price of the Company, and given that any external financings may have been extremely dilutive, the Company undertook a rights offering in 2020 to raise funds to sustain operations.

Management has concluded that the combination of these circumstances gives rise to a material uncertainty that casts substantial doubt on the ability of the Company to continue as a going concern; therefore, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business.

FEC RESOURCES INC.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS
September 30, 2021
(Stated in United States Dollars)

Note 3	Summary of Significant Accounting Policies and Critical Accounts Estimates and Judgments

These interim condensed financial statements have been prepared using the same accounting policies and methods of computation as the annual financial statements for the year ended December 31, 2020. In addition, these interim condensed financial statements have been prepared using the same critical accounting estimates and judgments as the annual financial statements for the year ended December 31, 2020. Accordingly, the interim condensed financial statements should be read in conjunction with the financial statements for the year ended December 31, 2020.

Note 4 Standards, Amendments and Interpretations

The Company has prepared its financial statements in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). IFRS represents standards and interpretations approved by the IASB and are comprised of IFRS, International Accounting Standards (“IAS’s”), and interpretations issued by the IFRS Interpretations Committee (“IFRIC’s”) and the former Standing Interpretations Committee (“SIC’s”). The financial statements have been prepared in accordance with IFRS standards and interpretations effective as of September 30, 2021.

Note 5 Share Capital

a)	Authorized:

The Company is authorized to issue an unlimited number of common shares without par value; and

The Company is authorized to issue an unlimited number of Class A and Class B preferred convertible redeemable voting shares without par value.

Issued:

Common Shares	Number	Amount
Balance September 30, 2021 and December 31, 2020	861,082,371	$17,620,625

No preferred shares have been issued since the Company’s inception.

FEC RESOURCES INC.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS
September 30, 2021
(Stated in United States Dollars)

Note 5 Share Capital (continued)

b)	Nature and Purpose of Equity and Reserves

The reserves recorded in equity on the Company’s balance sheet include Contributed Surplus and Deficit.

Contributed Surplus is used to recognize the value of stock option grants prior to exercise.

Deficit is used to record the Company’s change in deficit from earnings and losses from period to period.

Note 6 Related Party Transactions and Balances

During the nine month period ended September 30, 2021 general and administrative expenses included key management personnel compensation totaling $36,000 (2020: $51,000).

On August 7, 2020, the Company purchased 6.8% of the loan currently due by FEL to PXP amounting to $346,202 plus accrued interest of $939. This loan is unsecured, due on December 31, 2021, and bears interest at an annual rate of 3.5% plus LIBOR which is payable on a quarterly basis. For the period ended September 30, 2021, accrued interest outstanding was $6,668.

During the twelve-month period ended December 31, 2020, the Company paid $6,518 for PXP filing fees related to the Right Offering.  This amount was repaid during the nine month period ended September 30, 2021.

Note 7	General and Administrative Expenses

	Sept. 30, 2021	Sept. 30, 2020
Consulting (Note 6)	$83,728	$96,395
Office and miscellaneous	18,103	15,936
Listing and filing fees	15,056	17,010
Professional fees	9,319	9,540
Bank charges	2,932	2,929
Amortization	-	118
Foreign exchange	2,109	2,642
	$131,247	$144,570

FEC RESOURCES INC.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS
September 30, 2021
(Stated in United States Dollars)

Note 7          General and Administrative Expenses (continued)

	Three Months Ended Sept. 30, 2021	Three Months Ended Sept. 30, 2020
Professional fees	$992	$5,493
Bank charges	930	996
Listing and filing fees	6,308	6,709
Office and miscellaneous	5,844	5,620
Consulting (Note 6)	27,938	34,647
Amortization	-	87
Foreign exchange	615	1,143
	$42,627	$54,695

Note 8 Loss Per Share

Weighted Average Number of Common Shares

	Sept. 30, 2021	Sept. 30, 2020
Weighted average number of common shares (basic and diluted)	861,082,371	509,757,834

Note 9          Investment in FEP

i)	Investment in FEP

The investment in FEP is summarized as follows:
Balance September 30, 2021 and December 31, 2020	6,117,238 shares	$1,835,111

As at September 30, 2021, the Company’s interest in FEP was 6.80% (December 31, 2020: 6.80%).

FEL’s assets consist of interests in various petroleum service contracts (SC) in the Philippines, the most significant of which in terms of Prospective Resources is SC 72. On March 2, 2015, the Philippine Department of Energy (“DOE”) granted a force majeure on SC 72 because the contract area falls within the territorial disputed area of the West Philippine Sea. Under the terms of the force majeure, all exploration work at SC 72 was immediately suspended until the DOE notified PXP that it could re-commence exploration. On October 16, 2020, FEL received a letter from the DOE lifting the force majeure and directing FEL to resume exploration activities on SC 72.
Determination of fair value

The investment in FEL represents an investment in a private company for which there is no active market and for which there are no publicly available quoted market prices.

FEC RESOURCES INC.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS
September 30, 2021
(Stated in United States Dollars)

Note 9                  Investment in FEP (continued)

The Company has classified its investment in FEL as Level 2 in the fair value hierarchy.

For purposes of determining fair value of the investment in FEL, the Company considered valuation techniques described in IFRS 13 – Fair Value Measurement. In respect of the investment in FEL, management considered the fair value of $1,835,111 to be indicative of the fair value of the investment in FEL upon the adoption of IFRS 9 as there have been no changes in the circumstances that would change management’s assessment of fair value. The fair value of the investment is consistent with the implied value based on the price of the April 14, 2020 financing which is a Level 2 input.

Note 10         Segmental Reporting

The Company has one reportable operating segment which is primarily the business of exploration and development of oil and gas and other mineral related opportunities, through companies in which the Company invests.

Note 11         Subsequent Events

On November 10, 2021, the Company sold the FEL loan it owns to PXP Energy Corporation, at face value plus accrued interest.  The proceeds from the sale will be used to fund FEC’s $224,400 share of FEL’s pre-drilling costs for two exploratory wells on Service Contract 72.  The Company has advanced its share of pre drilling costs pending closing of the pre drilling financing.

Exhibit 3

FORM 52‑109FV2
CERTIFICATION OF INTERIM FILINGS
VENTURE ISSUER BASIC CERTIFICATE
I, Daniel Carlos, President and Chief Executive Officer of FEC Resources Inc., certify the following:
1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of FEC Resources Inc. (the “issuer”) for the interim period ended September 30, 2021.
2.
No misrepresentations:  Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation:  Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date:  November 26, 2021
“Daniel Carlos” Daniel Carlos President and Chief Executive Officer

NOTE TO READER
In contrast to the certificate required for non-venture issuers under National Instrument 52‑109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52‑109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52‑109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)    controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.  Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52‑109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Exhibit 4

FORM 52‑109FV2
CERTIFICATION OF INTERIM FILINGS
VENTURE ISSUER BASIC CERTIFICATE
I, Mark Rilles, Chief Financial Officer of FEC Resources Inc., certify the following:
1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of FEC Resources Inc. (the “issuer”) for the interim period ended September 30, 2021.
2.
No misrepresentations:  Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation:  Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date:  November 26, 2021
“Mark Rilles” Mark Rilles Chief Financial Officer

NOTE TO READER
In contrast to the certificate required for non-venture issuers under National Instrument 52‑109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52‑109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52‑109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)    controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.  Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52‑109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Exhibit 5

FEC HEADQUARTERS Vancouver, British Columbia E-mail: info@FECResources.com Website: http://www.FECResources.com

FEC RESOURCES ANNOUNCES PARTICIPATION IN FORUM ENERGY LIMITED’S PRE-DRILLING FUNDING

Dateline: Vancouver, British Columbia
Ticker: “FECOF”
Date: November 10, 2021

FEC RESOURCES INC. (PINK: FECOF) (“FEC” or the “Company”) announces that Forum Energy Limited (“FEL”) continues with its preparations for the drilling of two exploratory wells on Service Contract 72 (“SC 72”) by June 2022 as required to keep SC 72 in good standing.  FEL has submitted a pre-drilling costs funding request FEC’s share of which will be approximately $224,400.  To fund this amount FEC has today sold the FEL loan it owns to PXP Energy Corporation, at face value plus accrued interest.  The proceeds from the sale will be used to fund FEC’s share of FEL’s pre drilling costs referred to above and any remaining funds will be used for working capital purposes.

Shareholders should be aware that the drilling of two wells will require a significant amount of funding by those involved in SC 72, including FEL and this could result in FEL being diluted in SC72 or FEC being diluted in FEL or both.

On behalf of the Board of,
FEC Resources Inc.
Daniel Carlos
Director and Chief Executive Officer

Forward-Looking Statements
FEC cautions that this release contains forward-looking statements, including, without limitation, statements relating to the use of funds and the drilling of two exploratory wells by FEL. These forward-looking statements are based on management’s current expectations and involve a number of risks and uncertainties, including, among other things; our ability to continue as a going concern; our ability to fund the pre-drilling and drilling costs; our ability to obtain and maintain sufficient financing to provide liquidity to meet our business objectives. If one or more of these risks or other risks materialize, actual results may vary materially from those expressed. For a more complete discussion of these and other risk factors, see FEC’s filings with the Securities and Exchange Commission, including our most recent annual report on Form 20-F and quarterly report on Form 6-K.  FEC cautions not to place undue reliance on these forward-looking statements, which speak only as of the date of this release, and undertakes no obligation to update or revise any forward-looking statement, except to the extent required by applicable law.
For more information please e-mail info@FECResources.com or visit the FEC Resources website at www.fecresources.com